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                                                                Exhibit (a)(29)


       Sabre Completes Tender Offer for Travelocity.com Outstanding Shares

SOUTHLAKE, Texas, April 8 -- Sabre Holdings Corporation (NYSE: TSG - news) today announced the successful completion of its cash tender offer at $28.00 per share for the outstanding publicly held shares of Travelocity.com Inc. (Nasdaq: TVLY - news) common stock that Sabre did not own.

The offer expired at midnight, New York City time, on Friday, April 5. Sabre estimates that 14,337,359 shares of Travelocity common stock, including guaranteed deliveries, were tendered. The tendered shares combined with the Travelocity stock already owned by Sabre represent approximately 96 percent of Travelocity's outstanding common stock, on an as-converted basis. Sabre has accepted for payment all validly tendered shares and will make prompt payment to the depositary for the accepted shares.

Sabre expects to complete a "short-form" merger in which Travelocity will become a wholly owned Sabre company. In the merger, each share of Travelocity common stock that was not tendered, other than shares owned by Sabre and stockholders validly exercising appraisal rights under Delaware law, will be converted into a right to receive $28.00 in cash without interest. Completion of the merger is expected on April 11.

About Sabre

Sabre is the leading provider of technology, distribution and marketing services for the travel industry. Headquartered in Southlake, located in the Dallas-Fort Worth Metroplex, the company has approximately 5,500 employees in 45 countries. Sabre reported 2001 revenues of $2.1 billion. With the completion of the tender offer, Sabre owns Travelocity.com, the most popular travel site on the web, and GetThere, the world's leading provider of Web-based travel reservation systems for corporations and travel suppliers. Sabre is an S&P 500 company, traded on the New York Stock Exchange (NYSE: TSG - news). More information on Sabre is available on the World Wide Web at http://www.sabre.com.